Exhibit 77(i)

Terms of new or amended securities

1.   At the January 7, 2010 Board Meeting, the Board of Trustees (the “Board”) of ING Variable Products Trust (“IVPT”) approved the renewal of the 12b-1 Plan Fee Waiver Letter Agreements under which ING Funds Distributor, LLC (“IFD”) waives a portion of its fees with respect to certain share classes of series of IVPT. The 12b-1 Plan Fee Waiver Letter Agreements provide that IFD will waive an amount equal to 0.10% per annum on the average daily net assets attributable to Service 2 Class shares and 0.05% per annum on the average daily net assets attributable to Service Class shares. The 12b-1 Plan Fee Waiver Letter Agreements were renewed for an additional one-year period through May 1, 2011.